Lexington Park Capital Markets, LLC.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Total stockholder's equity qualified for net capital	$ 35,956
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 35,956
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $ 7,750 or $ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 30,956
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 7,750
Ratio of aggregate indebtedness to net capital	.2155 to 1
Net capital, per unaudited December 31, 2015 FOCUS report	$ 35,956
Net audit adjustment	-
Net capital, per December 31, 2015 audited report, as filed	$ 35,956

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation of net capital included in the FOCUS Form X-17a-5 Part II, as filed on January 22, 2016.